Harvard Bioscience, Inc.

84 October Hill Road

Holliston, Massachusetts 01746

May 8, 2018 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re:	Harvard Bioscience, Inc. (the “Company”) Registration Statement on Form S-3 File No. 333-224535 Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Registration Statement on Form S-3 (File No. 333-224535) (the “Registration Statement”) of the Company. The Company respectfully requests that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on May 9, 2018, or as soon as practicable thereafter.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Chad J. Porter of Burns & Levinson LLP at (617) 345-3686 and that such effectiveness also be confirmed in writing.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (508) 893-9999 or our attorney, Chad J. Porter at the number above. Thank you for your assistance.

Very truly yours, Harvard Bioscience, Inc. By: /s/ Robert E. Gagnon Name: Robert E. Gagnon Title: Chief Financial Officer

cc:	Jeffrey A. Duchemin, Chief Executive Officer, Harvard Bioscience, Inc.

Josef B. Volman, Esq., Burns & Levinson LLP